UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F  x       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes    No  x

If "Yes" is marked, indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-

.

PETROBRAS ANNOUNCES EXTENSION OF THE EXPIRATION DATE, INCREASE OF

CONSIDERATION AND PAYMENT OF SOLICITING DEALER FEE FOR

OFFER TO PURCHASE AND CONSENT SOLICITATION

RIO DE JANEIRO, BRAZIL – JUNE 24, 2016 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) hereby announces that its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) is amending the terms of its previously announced offer to purchase for cash any and all of PGF’s 8.375% Global Notes due 2018 (the “2018 Notes”), and the related solicitation of consents from the holders of 2018 Notes to (i) eliminate certain covenants and related provisions in the indenture pursuant to which the 2018 Notes were issued (the “2018 Notes Indenture”) and the related guaranty by Petrobras (the “2018 Notes Guaranty”) and (ii) to the execution and delivery of a supplement to the 2018 Notes Indenture and an amendment to the 2018 Notes Guaranty in order to effect such amendments (the “Offer to Purchase and Consent Solicitation”).

New Expiration Date

The previously announced expiration date for the Offer to Purchase and Consent Solicitation has been extended to 11:59 p.m., New York City time, on July 8, 2016 (the “New Expiration Date”).

Increased Total Consideration

The previously announced total consideration for each US$1,000 principal amount of 2018 Notes payable to holders of 2018 Notes has been increased from US$1,100 to US$1,115.  All holders, including those who previously tendered, who tender 2018 Notes prior to the New Expiration Date are eligible to receive the same total consideration, and to receive accrued and unpaid interest on the 2018 Notes accepted for purchase in the Offer to Purchase and Consent Solicitation up to, but excluding, the settlement date.

New Soliciting Dealer Fee

With respect to any 2018 Notes previously tendered and to be tendered prior to the New Expiration Date, a fee of US$5 per US$1,000 principal amount of 2018 Notes that are validly tendered and accepted for purchase pursuant to the Offer to Purchase and Consent Solicitation will be paid to certain soliciting dealers for processing tenders of 2018 Notes and related consents on behalf of those beneficial owners tendering 2018 Notes of an aggregate principal amount of up to US$350,000. In order to be eligible to receive this fee, a properly completed soliciting dealer form must be delivered by the relevant soliciting dealer to the Depository (as defined below) prior to the New Expiration Date.  PGF shall, in its sole discretion, determine whether a dealer has satisfied the criteria for receiving a soliciting dealer fee (including, without limitation, the submission of appropriate documentation without defects or irregularities and in respect of applicable bona fide tenders).

Holders of US$279,462,000, or 48.45% of the principal amount of 2018 Notes outstanding, tendered their Notes prior to 11:59 p.m., New York City time, on June 23, 2016, the expiration date of the Offer to Purchase and Consent Solicitation, as previously extended.

The previously announced withdrawal date (May 31, 2016) for the Offer to Purchase and Consent Solicitation has now passed.  2018 Notes validly tendered pursuant to the Offer to Purchase and Consent Solicitation may no longer be withdrawn, and any 2018 Notes previously tendered and to be tendered prior to the New Expiration Date may not be withdrawn.

The Offer to Purchase and Consent Solicitation is being made pursuant to the offer to purchase and consent solicitation statement dated May 17, 2016 (as may be amended or supplemented from time to time, the “Statement”), and the related consent and letter of transmittal dated May 17, 2016 (as may be amended or supplemented from time to time, the “Consent and Letter of Transmittal”), which set forth in more detail the terms and conditions of the Offer to Purchase and Consent Solicitation. PGF has prepared a supplement no. 1 to the Statement (the “Supplement”) to amend the terms of the Offer to Purchase and Consent Solicitation as described above.  The Supplement will be made available to holders of 2018 Notes that have received or are eligible to receive the Statement.

PGF has engaged BB Securities Limited, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Santander Investment Securities Inc. to act as dealer managers and solicitation agents (the “Dealer Managers”) in connection with the Offer to Purchase and Consent Solicitation.  Global Bondholder Services Corporation is acting as the depositary and information agent for the Offer to Purchase and Consent Solicitation (the “Depositary”)

This press release is not an offer to sell or purchase, nor a solicitation of an offer to sell or purchase, nor the solicitation of tenders with respect to, the securities described herein.  The Offer to Purchase and Consent Solicitation are not being made to holders of notes in any jurisdiction in which PGF is aware that the making of the Offer to Purchase and Consent Solicitation or the acceptance of consents would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer to Purchase and Consent Solicitation to be made by a licensed broker or dealer, the respective Offer to Purchase and Consent Solicitation will be deemed to be made on our behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offer to Purchase and the Consent Solicitation may be directed to BB Securities Limited at +(44) 207 367 5832, J.P. Morgan Securities LLC at +1 (866) 846-2874 (toll free) or +1 (212) 834-7279 (collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (888) 292-0070 (toll-free) or +1 (646) 855-8988 (collect) or Santander Investment Securities Inc. at +1 (855) 404-3636 (toll-free) or +1 (212) 940-1442 (collect). Requests for additional copies of the Statement, the Supplement, the Consent and Letter of Transmittal and related documents, including the soliciting dealer form, may be directed to Global Bondholder Services Corporation at +1 (866)-470-3900 (toll-free).

Neither the Statement, the Supplement nor any documents related to the Offer to Purchase and Consent Solicitation have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Statement, the Supplement or any documents related to the Offer to Purchase and Consent Solicitation, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results.  No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase and Consent Solicitation Statement dated May 17, 2016, relating to the previously announced tender offer and consent solicitation by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

	By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Funding General Manager

Date: June 24, 2016